EXHIBIT 99.2

Management Discussion and Analysis

For the six months ended

June 30, 2017

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2017 (the “Financial Statements”) and the Company’s annual information form (the “2016 AIF”), annual management discussion and analysis (the “2016 Annual MD&A”) and annual audited consolidated financial statements (the “2016 Annual Financial Statements”) for the year ended December 31, 2016. The 2016 AIF, 2016 Annual MD&A and 2016 Annual Financial Statements are collectively referred to as the “2016 Annual Filings”.

All information contained in this MD&A is current as of August 14, 2017 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is August 14, 2017.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements and forward looking information.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements or forward-looking information, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

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Forward-looking statements and forward-looking information contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s exploration and evaluation assets, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire resources and/or reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements and forward looking-information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements and information, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various estimates and assumptions set forth herein and in the 2016 AIF or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with the Company’s current expectations; (3) the viability, permitting, access, exploration and development of the Railroad-Pinion and Lewis Gold projects including, but not limited to, the establishment of resources being consistent with the Company’s current expectations; (4) political developments in the United States and the State of Nevada including, without limitation, the implementation of new mining laws and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration programs (including metallurgical testing) on the Railroad-Pinion Project and future exploration programs on the Lewis Gold Project being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) the availability and timing of additional financing being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and forward-looking information. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of resources and/or reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements or forward-looking information made by, or on behalf of, the Company. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Forward-looking statements and forward-looking information are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements and forward-looking information made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada and the United States including, but not limited to, the Financial Statements and 2016 Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements or forward-looking information in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements and forward-looking information, except to the extent required by applicable law.

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The forward looking statements and forward-looking information contained herein are based on information available as of August 14, 2017.

Cautionary Notes Regarding Resource Estimates

This MD&A includes references to the existence of Indicated and/or Inferred mineral resources at the Company’s Pinion and Dark Star Deposits. The Company cautions that indicated and inferred mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Although it is reasonably expected that the majority of the Inferred resources could be upgraded to Indicated resources with continued exploration, readers are cautioned not to assume that all or any part of the Inferred resources exist, or that they can be mined legally or economically. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

All resource estimates reported by the Company were calculated in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U.S. Securities Act of 1933. In particular, under U.S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information in this MD&A containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

Overall Performance

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 km) south southeast of Carlin, Nevada, in the Railroad Mining District (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont’s Rain mining district. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 52,731 gross acres (21,339 hectares) and 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. As of August 14, 2017, the Company owns or has an option on the ownership of approximately 29,103 gross acres (11,777 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in the key private land parcels where it holds less than a 100% interest.

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Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. See Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada - Royalties and Agreements” in the 2016 AIF for a discussion of the currently active NSR and NPI encumbrances for the Railroad–Pinion Project.

During 2016 and the first quarter of 2017, the Company added approximately 20,941.81 gross acres (19,777.21 net acres) to its holdings at the south end of the Carlin Trend and consolidating, for the first time, these important holdings under the control of a single holder. These additions included cost-effective lease agreements with private mineral interest owners and newly staked claims at a total cost of approximately US$501,121. Annual holding costs for the new acquisitions are approximately US$289,000. Approximately 3,880 gross acres (2,540 net acres) of these acquisitions were previously disclosed in the Company’s Management Discussion and Analysis for the nine month period ended September 30, 2016 filed with SEDAR on November 14, 2016.

The additional lands provide the Company with access to prime Dark Star-like gold exploration targets within favorable Pennsylvanian-Permian carbonate rocks as well as Devils Gate dissolution collapse breccia targets similar to Pinion and North Bullion as identified by the Company from its re-interpretation of work by previous operators including limited drilling. They also provide the Company with access to southern strike extensions of the 6.7km long Dark Star Corridor (DSC) wherein the gold mineralization at the North Dark Star discovery, the Dark Star maiden resource and the Dixie prospect occur within a horst (uplifted block) of permissive Pennsylvanian-Permian host rocks in the footwall of a large-displacement normal fault on the east side of the horst, a well-documented control for gold mineralization on the Carlin Trend.

To evaluate these new exploration opportunities, Gold Standard will implement the systematic, geologically-focused exploration methodology that has successfully resulted in the discovery and expansion of the Dark Star, Pinion and North Bullion gold deposits. Geologic mapping, gravity, CSAMT, soil geochemistry and systematic drill hole re-logging are planned for the new ground in 2017. See “Exploration Activities – Railroad-Pinion Project” below.

As a result of these recent acquisitions, the Railroad-Pinion Project now comprises approximately 52,731 gross acres (21,339 hectares) and 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. The estimated holding cost for the patented mineral claims and private lands forming part of the Railroad-Pinion Project controlled by Gold Standard is US$951,427 per annum. The estimated maintenance cost for the current package of unpatented lode claims comprised within the Railroad-Pinion Project is an additional US$273,487 per annum.

As of the date of this MD&A, the Railroad-Pinion Project is the Company’s principal material property for the purposes of NI 43-101.

During the second quarter, the Company acquired 100% of the issued and outstanding shares of Battle Mountain Gold Inc. (“Battle Mountain”), a then reporting issuer whose common shares were listed for trading on the TSX Venture Exchange, pursuant to a statutory plan of arrangement in consideration for a combination of cash and shares of the Company. See “Corporate Activities” below. Battle Mountain owns the F.W. Lewis property (the “Lewis Gold Project”) located in the Battle Mountain Mining District, Lander County, Nevada, USA. The project comprises 378 unpatented, 7 patented lode mining claims and two fee parcels totalling approximately 5,340 acres.

The Lewis Gold Project is strategically located within the Battle Mountain Trend of Nevada, which hosts a range of mineral deposit types including high-grade vein-hosted gold deposits, large gold-copper porphyry systems with associated peripheral gold-silver skarns, and sedimentary-rock-hosted disseminated gold deposits. Mining commenced in the vicinity of the Lewis Gold Project in the 1860s with the exploitation of gold-silver lodes by surface and underground methods.

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The Lewis Gold Project is located directly contiguous with the Fortitude - Phoenix mine placed into production by Newmont Mining Corporation in late 2006. The northern portion of the open-pit abuts the Lewis Gold Project.  The Fortitude - Phoenix is one of the largest milling operations in the United States. Metals production in calendar 2016 from the Phoenix operations includes 209,000 ounces of gold, 42 million pounds of copper and by-product silver, and at December 31, 2016 reported proven and probable reserves of 4.3 million ounces of gold, 1,260 million pounds of copper and 60.9 million ounces of silver (see 2016 Newmont Annual Report).

Management believes the acquisition of Battle Mountain benefits Gold Standard’s shareholders in the following ways:

  Enhances Gold Standard’s leading position in Nevada, one of the world’s most prolific gold producing regions.
  Gold Standard now has district scale property positions on both the Carlin Trend and Battle Mountain Trend, the most productive gold trends in Nevada.
  Significant synergies to be realized with the Elko staff’s expertise in exploring for Carlin-style gold deposits.
  The Lewis Gold Project adds additional growth potential to Gold Standard’s portfolio of Nevada assets.
  Aligns with Gold Standard’s strategy of exploring and developing district scale projects in Nevada.
  Generates further strategic flexibility for Gold Standard going forward.

There are no known resources or reserves on the Lewis Gold Project and the Company’s future exploration programs will be exploratory searches for ore. In addition, the close proximity of the Lewis Gold Project to Newmont’s Fortitude – Phoenix mine is not necessarily indicative of the gold and other mineralization present on the Lewis Gold Project. See “”Exploration Activities – Lewis Gold Project” below.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which Gold Standard controls a mineral interest.  The gross mineral acres are the maximum amount of mineral acres Gold Standard could possibly control in a particular piece of property.  For example, if Gold Standard leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

On the other hand, the term “net mineral aces” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which Gold Standard controls a mineral interest; and (b) the percentage of Gold Standard’s mineral interest therein which it controls by way of lease or actual ownership.  For example, if Gold Standard leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then Gold Standard controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, Gold Standard does not include the surface in split estate fee land parcels.

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Exploration Activities

Railroad-Pinion Project

Since 2010, the Company has carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. In total, 299 reverse circulation (“RC”) and diamond core drillholes totaling 122,074.3 metres (400,506.3 feet) have been completed by the Company since 2010 to the end of 2016 at the Railroad–Pinion Project. In addition, the Company has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the project area. Prior to 2015, exploration activities by Gold Standard focused on the northern Railroad portion of the project (the “Railroad Project”) while work completed in 2015 largely focused on the southern Pinion portion of the project (the “Pinion Project”) following the acquisition of the Pinion Deposit in 2014. During 2016, the Company’s efforts were focused primarily on the North Dark Star and Main Dark Star deposits, as well as additional drilling on the Pinion Project and the North Bullion deposit.

To date, 16 prospect areas (zones of favourable geology or zones of mineralization) have been identified by the Company for additional exploration at the Railroad Project. The targets are focused on gold, but some of them also include silver, copper, lead and zinc. Nine of these target areas have been drill tested by Gold Standard. In addition, eight prospects have been identified within the Pinion Project including the Pinion and Dark Star Deposits and the Company has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star Deposit covering the Dixie Creek prospect. See “Overall Performance” above.

To date, four NI 43-101 mineral resource estimates have been completed at the Pinion (Dufresne et al, 2014; Dufresne and Nicholls, 2016) and Dark Star (Dufresne et al, 2015; Dufresne and Nicholls, 2017) Deposits.

North Dark Star and Main Dark Star Deposits

During the first quarter of 2017, the Company released assay results from 15 holes drilled at the North Dark Star gold deposit and the Main Dark Star deposit as part of the Company’s 2016 drill program (see news release dated January 23, 2017). This drilling achieved two major objectives: First, DS16-33, located on the southern edge of North Dark Star, returned 33.1m of 0.62 grams gold per tonne (g Au/t), within a larger lower grade interval, confirming the finding from DS16-31 that the North Dark Star and Main Dark Star oxide gold deposits connect to form one large occurrence. Second, DS16-26 and DS16-38, drilled to the west of the Main Dark Star resource, discovered a western extension of the high grade Dark Star mineralization with exciting implications for further growth of the system. DS16-38 returned 24.4m of 2.03g Au/t, including a higher grade interval of 10.7m of 3.62 g Au/t.

During the second quarter of 2017, the Company announced an updated NI 43-101 resource estimate for its Dark Star gold deposit. The estimate was prepared by APEX Geoscience Ltd. of Edmonton, Canada (“APEX”) and is dated June 9, 2017.

In its summary report, APEX estimates an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 grams per tonne (g/t) gold (Au), totaling 265,100 ounces of gold, and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.20 g Au/t. See Table 1 below. A sensitivity analysis of the grade and tonnage relationships at a variety of cutoffgrades is shown in the accompanying Table 2 below.

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Table 1. Dark Star NI 43-101 mineral resource estimate at a cutoff grade of 0.20 g Au/t is summarized below*:

Classification	Tonnage- Au (million metric tonnes)	Au Grade Capped (grams per tonne)	Contained Au** (troy ounces)
Indicated	15.38	0.54	265,100
Inferred	17.05	1.31	715,800

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** Contained ounces may not add due to rounding.

Key Highlights

●	Indicated Mineral Resource of 265,100 troy ounces of gold contained in 15.38 million tonnes at an average grade of 0.54 g Au/t (at a lower cutoff of 0.20 g Au/t). This is the first Indicated Mineral Resource at the Dark Star deposit. A portion of the Indicated Mineral Resource crops out at surface.

●	Inferred Mineral Resource of 715,800 troy ounces of gold contained in 17.05 million tonnes at a capped grade of 1.31 g Au/t (at a lower cutoff of 0.20 g Au/t), up 93% over the 2015 maiden Inferred Mineral Resource (see news release dated March 3, 2015).

●	The North Dark Star discovery and the Dark Star Main maiden resource (see March 3, 2015 news release) are connected and form a continuous gold zone with a strike length of approximately 1300m (see January 19, 2017 news release). Both North Dark Star and Dark Star Main are included in this resource estimate and are referred to as a single deposit, “Dark Star.” The Indicated resource is from the former Main Dark Star deposit which has a greater density of drilling while the Inferred resource estimate is largely from the former North Dark Star deposit discovered more recently.

●	Gold mineralization remains open in multiple directions. Excellent potential exists for expansion of the resource along geologic controls identified during the modeling of the deposit. Approximately 12,600m of drilling is planned for 2017 to further expand the oxide resource.

●	The Dark Star resource estimate noted in Table 1 includes only material amenable to cyanide leaching. Drilling has encountered small zones of sulfide mineralization that are not included in the resource estimate.

●	The reported resources have been constrained within an optimized pit shell at $US1,250/ounce of gold, consistent with resource disclosure by major companies.

●	The resource estimate is based on 135 RC holes and 23 core holes.

●	Due to the good lateral continuity of the gold zone and geologic controls modeled from oriented core, the potential to convert inferred resources to indicated resources with future drilling is considered high.

●	The gold resource is hosted in Pennsylvanian-Permian collapse brecciated debris flow conglomerate and bioclastic limestone that is oxidized, decalcified, variably silicified. These sedimentary rocks are cut by thin rhyolite dikes and sills, part of a north-striking zone of faults, igneous rocks, and silicification that runs along the east side of the Pinon range that is referred to as the Dark Star Corridor.

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●	The Company recently received a Finding of No Significant Impact and Decision Record from the U.S. Bureau of Land Management for the South Railroad Exploration environmental assessment (“EA”). The EA covers approximately 12 square miles and provides the Company with up to 250 acres of new disturbance. Gold Standard will bond for Phase 1 now which is 100 acres of disturbance. The EA will allow the Company to continue to explore high priority targets at Dark Star, the Dark Star Corridor and Pinion.

Table 2. Sensitivity analysis of the Dark Star NI 43-101 mineral resource estimate for gold at various cutoffs*:

Classification	Au Cutoff (grams per tonne)	Tonnage - Au (million metric tonnes)	Au Grade Capped (grams per tonne)	Contained Au (troy ounces)***
Indicated	0.0	15.38	0.54	265,100
	0.2**	15.38	0.54	265,100
	0.3	14.91	0.54	261,000
	0.4	12.16	0.59	229,300
	0.5	7.95	0.66	168,200
	0.6	4.01	0.77	98,900
	0.7	2.02	0.89	57,800
	0.8	1.19	0.99	37,800
	0.9	0.71	1.08	24,800
	1.0	0.40	1.19	15,500

Inferred	0.0	17.06	1.31	715,900
	0.2**	17.05	1.31	715,800
	0.3	16.38	1.35	710,300
	0.4	15.17	1.43	696,400
	0.5	14.06	1.51	680,500
	0.6	12.82	1.60	658,500
	0.7	11.34	1.72	627,600
	0.8	10.04	1.85	596,300
	0.9	8.92	1.97	565,900
	1.0	8.07	2.08	539,700

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold optimized pit shell.

*** Contained ounces may not add due to rounding.

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Additional information on the updated resource estimate for the Dark Star Deposit is included in the Company’s news release dated June 29, 2017. A technical report prepared in accordance with NI 43-101 for the updated resource is expected to be filed on SEDAR on or before August 14, 2017.

North Bullion Target

During the first quarter of 2017, the Company announced that 2016 drilling has extended the North Bullion gold system 180 meters to the north of previous drill holes (see news release dated January 23, 2017). Four core holes were completed in the 2016 program at North Bullion.

Drill hole RR16-05 returned 19.8m of 4.40 g Au/t which includes a higher grade interval of 5.3m of 7.02 g Au/t. This intercept is approximately 180 meters north of the existing drill pattern and is the northernmost hole completed to date at North Bullion. Mineralization is hosted in multilithic collapse breccia developed at the top of the Devils Gate Formation, sandwiched between a series of bedding-parallel dacite sills in the footwall of northeast-striking faults, and represents an important, high-grade, open extension to the North Bullion discovery.

RR16-04 intersected thin intervals of gold mineralization hosted in tectonic breccia approximately 145 meters west-northwest of the intercept in RR16-01 of 65.6m of 3.17g Au/t (see August 30, 2016 news release). At this location, the favorable multilithic collapse breccia was not present due to the structural omission of the host stratigraphic section (“a fault gap”) across a northeast-striking fault zone.

RR16-07 has been pre-collared to a depth of 353.7m. The core tail will be completed in 2017 to test for further higher-grade extensions to gold mineralization along the favorable west-northwest-striking structural corridor. See “2017 Exploration Program” below.

Pinion Deposit

During the first quarter of 2017, the Company announced assay results from 8,056m of RC and core drilling in 25 holes at the Pinion oxide gold deposit and at new prospects Sentinel and Irene in 2016 (see news release dated February 9, 2017).

Of 12 drill holes located to test Pinion, 11 reported continuous gold values above the cut-off grade of 0.14 g Au/t established in the NI 43-101 Pinion resource estimate announced on March 15, 2016. Highlights included 43.6m of 0.50g Au/t and 49.7m of 0.96g Au/t in PQ size core holes PIN16-01 and -04, respectively, from the Pinion North Zone and 23.3m of 0.79g Au/t and 27.7 of 0.42g Au/t from PQ size core holds PIN 16-05A and -07, respectively, from the Pinion Main Zone. Each of these intercepts are near surface and entirely oxidized and material from these intercepts is currently undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV. This drill program also reported 22.9m of 0.42g Au/t at the new Sentinel target, hosted in the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone, indicating the potential for this new target to make a significant contribution to the greater Pinion resource. Mineralization occurs within the footwall of the district-scale, gold-controlling Bullion fault where higher grades have been noted along this fault where crossing structures have focused the gold system. These cross structures will be targeted in the 2017 drill program planned for Sentinel. See “2017 Exploration Program” below.

At Southwest Pinion, five RC holes (PIN16-02, -03, -06, -08, and -10) intersected multiple zones of altered, oxidized to variably reduced, multi-lithic collapse breccia and gold mineralization approximately 120 to 150m on projection from existing drill holes.

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At Irene, two RC scout holes (PIN16-11 and -12) were completed 2.0 km northwest of the Pinion resource to follow up on 2015 scout hole PIN15-24. The new holes were spaced approximately 700m apart and represented the first tests beneath an extensive soil anomaly containing gold and Carlin pathfinder elements. Two of the three holes intersected favorable host rocks but only weak alteration and low level geochemistry.

Dark Star Metallurgical Test Results

On April 10, 2017, the Company announced favorable metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the Dark Star Deposit. Cyanide soluble recoveries averaged 88.9% in the Main Dark Star oxide zone and 89.9% in the North Dark Star oxide zone. These results indicate this material is likely to support heap leach processing.

Key Highlights

•      Cyanide soluble gold results from sample pulps provided the following recoveries:

Mineralized Area	Number of Samples	Number of Drill Holes	Gold Recovery
Main Dark Star - oxide	320	9	88.9%
North Dark Star – oxide	1073	18	89.9%

•      Cyanide soluble gold assays confirm the consistently oxidized nature of gold mineralization within the Main Dark Star and North Dark Star gold zones, and suggest that they will be amenable to heap leach processing.

•      The primary focus for this test work was the laterally-continuous Pennsylvanian-Permian debris flow conglomerate unit which is the most important host of gold mineralization at Dark Star. The results are therefore a significant ‘green light’ for this year’s exploration program which is targeting this host unit in a drill program which began in May 2017. See “2017 Exploration Program” below.

•      Excellent correlation exists between the visual logging of oxidized zones containing limonite and/or hematite in drill samples and the cyanide soluble gold assays, which ease of identification could assist in any future mining operation.

•	A minor amount of reduced, sulfide material occurs in deeper breccia intercepts to the east of the North Dark Star oxide gold zone and in the bottom half of the DS16-24 intercept; 81 samples from 3 drill holes returned gold recoveries of 36.1%. At West Dark Star, mixed and reduced sulfide material was intercepted in 471 samples from 9 drill holes for 41.9% recovery. Reduced zones in the deeper parts of oxide deposits are a typical pattern in Carlin type gold systems.

•	These cyanide soluble gold results have enabled metallurgical consultant Gary Simmons to proceed with the definition of composites for bottle roll and column leach tests. Currently, these tests are in progress on 79 composites from 13 drill holes at Kappes, Cassiday and Associates in Reno, NV. Results of this work will provide a more detailed metallurgical characterization of the Main and North Dark Star oxide gold zones.

Dark Star Check Assay Program

On April 18, 2017, the Company announced favorable results from a check assay program for the North and Main Dark Star deposits. A comprehensive assay check (umpire) program was completed by ALS Chemex (ALS) on original drill hole sample pulps from the Company’s 2015 and 2016 drilling at the Main and North Dark Star deposits which had reported values at or above the 0.14 g Au/t cut-off grade established in the NI 43-101 resource estimate announced on March 3, 2015 (see news release). In total, ALS assayed 1,838 drill sample pulps from 37 drill holes distributed throughout the North and Main Dark Star deposits using the Au-AA23 method. ALS assays confirmed, verified and, in certain instances, increased the gold grade from the original Bureau Veritas (BV) gold fire assays.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

Key Highlights

•	The check assay program indicated that BV fire assays were biased slightly lower than the ALS check fire assays. The ALS results increase the gold grades of several significant, previously released North and Main Dark Star drill hole intercepts by 2 to 5%. ALS gold fire assays will be used in the upcoming Main and North Dark Star resource estimate scheduled for completion in the third quarter of 2017.

•	Notable gold grade increases include: DS16-08 increased from 3.95g Au/t to 4.07 g Au/t over 126.2m, DS16-24 increased from 3.16g Au/t to 3.34g Au/t over 97.3m, and DS15-11 increased from 1.51 g Au/t to 1.59 g Au/t over 157.0m.

•	Additional check fire assays were completed on selected holes by a third lab, SGS Canada Inc. (SGS). SGS completed check assays on 195 pulp samples from mineralized intervals in drill holes DS15-10, DS16-03B and DS16-08 using the FAA313 method. The SGS check fire assay results confirmed the ALS check fire assay results and a low BV bias.

•	PQ-size metallurgical core holes DS16-17 and DS16-20 were drilled into the Main Dark Star resource, intersecting 112.5m of 0.69g Au/t and 72.2m of 0.51 g Au/t respectively, in pervasively oxidized and altered middle debris flow conglomerate in the favorable Pennsylvanian-Permian host section. The core holes also intersected higher grade gold zones including 11.9m of 1.20 g Au/t in DS16-07 and 15.2m of 1.37 g Au/t in DS16-20. Material from these intercepts is being used for column leach testing at Kappes, Cassiday & Associates in Reno, NV, under the guidance of Gold Standard’s metallurgical consultant Gary Simmons.

The check gold fire assay program was guided by Phillip J. Allen (consulting geochemist to Gold Standard) and Gary Simmons (consulting metallurgist to Gold Standard).

2017 Exploration Program

For 2017, the Company intends to continue to aggressively explore the Railroad-Pinion Project including up to 48,800 metres (160,100 feet) of RC and core drilling in 117 holes at the Pinion and Dark Star Deposit areas and at a variety of other targets across the Railroad–Pinion Project including the North Bullion deposit and the new Sentinel target. The 2017 exploration program is budgeted at US$15.5 million with a view to achieving the following objectives:

1.	Test for extensions of the higher grade North Dark Star oxide gold discovery to the north and west.

2.	Increase resources at Dark Star and Pinion.

3.	Test new high-value targets within the prospective Dark Star Corridor.

4.	Continue to expand the high-grade North Bullion deposit.

5.	Develop and drill test new targets on the 20,941 gross acres (85 square kilometers) recently acquired to the south of Dark Star and Pinion. See “Overall Performance” above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

Key Highlights of the 2017 exploration program include:

Dark Star

•	At North and West Dark Star, complete up to 24 RC and core holes (approximately 12,600 m) to expand areas of known shallow oxide gold mineralization, including testing new targets stepping out from intercepts of 52.1m of 1.02 g Au/t in DS16-26 and 24.4m of 2.11 g Au/t in DS16-38, to the west of Main Dark Star (see January 19 and April 18, 2017 news releases). These intercepts support the view that the Pinion and Dark Star deposits could merge. Mineralization in DS16-26 and DS16-38 is associated with a thrust fault and feldspar porphyry dikes. To refine the geometry of this target, and identify new targets between Pinion and Dark Star, multiple seismic lines are planned for 2017.

•	Within the 6.7 km-long Dark Star Corridor (DSC), complete approximately 11,400m of RC scout drilling in 25 holes to test new targets south of the Dark Star maiden resource, particularly targeting higher-grade (greater than 1 g Au/t oxide) North Dark Star-type discoveries which can be indicated by nearby low-grade intercepts such as 35.1m of 0.34 g Au/t in CDC-040 at the Dixie prospect. Note that the gold intercept in CDC-040 is historic in nature, completed before standards set forth in NI 43-101, and its true thickness is unknown. Initial drilling will focus on verifying this intercept by Gold Standard’s geologists. The DSC is a north-trending structural high of altered Pennsylvanian-Permian carbonate host rocks defined by gravity, CSAMT, geologic mapping, and soil sampling. The corridor is largely untested by drilling.

Pinion

•	At the Sentinel Breccia target 350 meters to the north of Pinion, 13 RC and core holes (approximately 3,900 m) will test for extensions to oxide gold mineralization identified by surface rock samples. This target is a hematitic, silicified breccia within the footwall of the north-striking Bullion Fault Zone.

North Bullion

•	Drill 10 holes (approximately 6,700 m) to extend areas of west-northwest and north-trending, high-grade gold mineralization in the Lower Breccia Zone. Drilling will follow-up on the 2016 results in RR16-01 which intersected 65.6m of 3.17 g Au/t, including a higher-grade interval of 8.5m of 11.16 g Au/t located 120m west-northwest of previous drilling (announced on August 30, 2016); and, RR16-05 which returned 19.8m of 4.40 g Au/t, including a higher-grade interval of 5.3m of 7.02 g Au/t located 180m north of previous drilling (announced on January 23, 2017).

Early Stage District Exploration

•	Geologic mapping, historical data compilation, soil and rock geochemical sampling and geophysics will continue to define new targets throughout the 208-square km Railroad-Pinion Project. During the second quarter, contractors completed data collection on a 1,024-station gravity survey and initiated a +8,000-station soil grid on the newly consolidated lands south of Dark Star and Pinion (see “Overall Performance” above). Thirty RC holes are planned to provide the first tests of newly identified targets.

Other planned activities include further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a preliminary economic assessment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

The 2017 exploration program will be funded out of the net proceeds of the 2016 private placements. See “Liquidity, Financial Position and Capital Resources” and “Use of Proceeds from 2016 Private Placements” below.

Lewis Gold Project

During the second quarter of 2017, Battle Mountain (prior to its acquisition by the Company) completed the acquisition of the remaining 40% interest in the Lewis Gold Project (which it did not previously own), pursuant to its April 2013 option agreement, by making a final $1.55-million cash payment to an arm's-length party and earning a 100% interest in the Lewis Gold Project.

The Lewis Gold Project has been historically mined for high-grade silver, gold, and base metals. Mineralization on the property consists of intrusion related, sediment-hosted, precious metal skarn and silicified fault/vein types. Several major mining companies have explored the property since 1980 and previous work indicates the Virgin target is of greatest economic interest to date within the project area. Exploration drilling has outlined a similar geological environment to that underlying the adjacent Phoenix Mine area, including direct on-strike extensions of the Antler Sequence stratigraphy, the Virgin Fault and mineralization styles. The Lewis Gold Project covers approximately 4.8 km of highly prospective ground northward along this structural-stratigraphic corridor.

More than eight mineralized zones are recognized. The best understood Au-Ag systems to date include the Virgin, Buena Vista, Meagher, White-Shiloh and Trinity structural zones, which are open along strike and at depth. The highest Au-Ag grades occur in northerly-trending segments of the mineralized faults and in north-trending fault splays. The involvement of northwesterly- and northeasterly-trending cross-faults is important in localizing high-grade settings in the northerly trending target zones. Many of the best mineralized faults show the largest amounts of throw (typically > 130 m and up to 250 m, predominantly pre-mineralization apparent dip-slip offset).

In 2016, Battle Mountain carried out helicopter-borne magnetic and radiometric and ground-based gravity surveys, conducted geological mapping a 1:2000 scale and geochemical rock sampling of the northeastern part of the project area, completed re-logging of drill core and of reverse-circulation drill-chips collected during the years 2003 to 2008, and conducted multi-element geochemical grid-sampling of soils in the southwestern part of the project area. This work culminated in the establishment of drill targets for a 12-hole diamond-drill program planned to exceed 5,000 meters. On November 10, 2016, Battle Mountain reported assay results from the first two drill holes and on February 21, 2017, Battle Mountain reported results from the third, fourth and fifth holes of the program.

The Company is currently reviewing its exploration objectives for the Lewis Gold Project and expects to have an exploration plan in place for the third quarter of 2017.

Corporate Activities

On April 12, 2017, the Company announced that it had entered into a definitive agreement (the “Arrangement Agreement”) to acquire all of the issued and outstanding common shares of Battle Mountain (other than those already owned by Gold Standard) for consideration of 0.1891 of a common share of Gold Standard plus $0.08 in cash for each Battle Mountain common share held, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

On June 14, 2017, the Company completed the Arrangement whereby the Company acquired all of the issued and outstanding common shares of Battle Mountain, other than those already owned by the Company, in consideration for 9,352,320 common shares of the Company at an aggregate value of $24,970,694 and cash payments of $3,956,656 to the shareholders of Battle Mountain.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

In addition, other than certain Battle Mountain options that were cancelled, outstanding stock options and warrants to acquire common shares of Battle Mountain were exchanged for options and warrants to acquire common shares of Gold Standard, all in accordance with the terms of the Arrangement. As a result, the Company issued 218,700 replacement warrants and 153,089 replacement options in exchange for outstanding Battle Mountain options and warrants.

As a result of the Arrangement, the Company now owns, indirectly through Battle Mountain as a wholly-owned subsidiary of the Company, a 100% undivided interest in and to the Lewis Gold Project, subject to certain underlying royalties. See “Overall Performance” above.

The Arrangement was a “related party transaction” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) for Gold Standard due to the Company owning approximately 25.14% of the issued and outstanding shares of Battle Mountain immediately prior to the Arrangement. Gold Standard relied on the exemptions from a formal valuation and majority of the minority shareholder approval requirements under MI 61-101, as the fair market value of the Arrangement was less than 25% of Gold Standard’s market capitalization. See “Related Party Transactions” below.

In June 2017, the Company appointed Glenn Kumoi as Vice President - General Counsel and Corporate Secretary and granted 325,000 stock options to Mr. Kumoi with an exercise price of $2.24 per share for a period of 5 years. Richard Silas resigned as Corporate Secretary but continues to serve as a Board member of the Company. In conjunction with such resignation and subsequent to June 30, 2017, Mr. Silas received, indirectly through a privately controlled company, a termination payment totalling $384,902 (of which $122,882 remains payable on or before October 20, 2017) in accordance with the terms and conditions of his consulting agreement with the Company.

In August 2017, the Company granted 2,540,140 stock options to certain officers, directors, employees and consultants with an exercise price of $2.12 per option, 2,455,540 of these stock options are exercisable for a period of 5 years while the remaining 84,600 stock options are exercisable for a period of 1 year.

In August 2017, the Company called an annual general and special meeting of its shareholders to be held on September 12, 2017 (the “2017 AGM”) for the purposes of, inter alia, confirming and approving a new shareholder rights plan and a new restricted share unit award plan for the Company.

The new shareholders rights plan (the “Rights Plan”) is designed to prevent, to the extent possible, a creeping takeover bid of the Company. On May 9, 2016, the Canadian Securities Administrators adopted new takeover bid rules in National Instrument 62-104 Take-Over Bids and Issuer Bids but did not address the issue of creeping takeover bids. Creeping takeover bids occur where the acquisition of effective control of a corporation occurs through a number of share purchases over time. Under current securities legislation, an offeror may obtain control or effective control of a corporation by way of a creeping takeover bid without paying full value, without obtaining shareholder approval and without treating all shareholders equally. The Board of Directors has determined, after considering the new takeover bid rules, that it is advisable for the Company to adopt a new form of shareholder rights plan to discourage coercive or unfair creeping takeover bids by creating significant potential dilution of any shares which may be acquired or held by a takeover acquiror if such shares are not acquired in a manner permitted by the Rights Plan. Further details regarding the proposed Right Plan are contained in the Company’s notice of annual general and special meeting of shareholders and management information circular, both dated August 1, 2017, prepared by the Company in connection with the 2017 AGM (together the “2017 Circular”), copies of which are available for review on SEDAR.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

In an effort to promote the alignment of directors, officers and employees’ interests with those of the Company’s shareholders, and to assist the Company in attracting, retaining and motivating its directors, officers and employees, the Board has proposed for adoption at the 2017 AGM a restricted share unit award plan (the “RSU Plan”) for directors, officers and employees of the Company. The RSU Plan will be administered by the Company’s compensation committee and, subject to approval by the disinterested shareholders of the Company at the 2017 Meeting, will become share-based incentive compensation for employees. Under the RSU Plan, eligible directors, officers and employees of the Company may be awarded a restricted share unit award (a “Restricted Award”) from time to time at the discretion of the compensation committee. Each Restricted Award confers on the holder the right to receive, subject to adjustment, one common share of the Company from treasury upon the completion of certain conditions during such periods (typically vesting over three years) as the compensation committee shall establish. The maximum number of common shares that may be issuable pursuant to the RSU Plan is 5,000,000, representing approximately 2.2% of the Company’s currently outstanding common shares. In addition, the aggregate number of common shares that may be issuable pursuant to the RSU Plan combined with all of the Company’s other security based compensation arrangements, including the Company’s stock option plan, shall not exceed 10% of the Company’s outstanding shares. Restricted Awards will not be considered shares nor entitle any award participant to any rights as a shareholder, including, without limitation, voting rights, distribution entitlements (other than as set out in the RSU Plan) or rights on liquidation. Further details regarding the proposed RSU Plan are contained in the 2017 Circular available for review on SEDAR.

As at June 30, 2017, the Company had a cash position of $41,389,037 and working capital of $40,556,703. See “Liquidity, Financial Position and Capital Resources” below.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s Financial Statements for the three and six months ended June 30, 2017 and 2016:

	For the three months ended June 30,		For the six months ended June 30,
	2017 $	2016 $	2017 $	2016 $
Interest income	89,556	56,444	172,725	72,928
General and administrative expenses	(1,967,413)	(1,927,560)	(3,745,372)	(3,961,586)
Loss and comprehensive loss	(2,705,640)	(1,911,669)	(4,176,102)	(3,929,211)
Basic and diluted loss per common share	(0.01)	(0.01)	(0.02)	(0.02)
Working capital	40,556,703	33,990,887	40,556,703	33,990,887
Exploration and evaluation assets	135,432,008	80,292,241	135,432,008	80,292,241
Total assets	178,931,180	120,539,123	178,931,180	120,539,123
Total liabilities	1,914,896	1,688,474	1,914,896	1,688,474

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. At June 30, 2017, the Company had not yet achieved profitable operations and has accumulated losses of $46,717,053 (December 31, 2016 - $42,826,554) since inception. These losses resulted in a net loss per share (basic and diluted) for the six months ended June 30, 2017 of $0.02 (June 30, 2016 - $0.02).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the six months ended June 30, 2017 totalled $3,745,372 (June 30, 2016 - $3,961,586).

The following tables detail changes in major expenditures between the three months ended June 30, 2017 and June 30, 2016:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $155,380	Decreased as the Company reduced the number of consultants for developing marketing and financial strategies in North America.
Insurance	Increase of $45,170	Increased as the Company increased its D&O insurance policy coverage in response to its higher market capitalization.
Management fees	Increase of $90,167	Increased due to higher management compensation and a signing bonus for the new Vice President General Counsel and Corporate Secretary.
Professional fees	Decrease of $132,744	Decreased as professional fees related to the acquisition of Battle Mountain have been capitalized to the Lewis Gold Project.
Property investigation	Decrease of $194,772	Decreased due to reduced investigation fees as the Company acquired the Lewis Gold Project.
Regulatory and shareholders service	Increase of $64,795	Increased Canadian filings fees due to substantial increase in market capitalization.
Share-based compensation	Increase of $223,146	Increased as more stock options granted during the current quarter.

The following tables detail changes in major expenditures between the six months ended June 30, 2017 and June 30, 2016:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $379,630	Decreased as the Company reduced the number of consultants for developing marketing and financial strategies in North America.
Insurance	Increase of $100,434	Increased as the Company increased its D&O insurance policy coverage in response to its higher market capitalization.
Management fees	Decrease of $147,459	Decreased due to management bonuses paid in prior period.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Expenses	Increase / Decrease in Expenses	Explanation for Change
Professional fees	Increase of $101,758	Increased due to fees related to new lease agreements, lease amendments and increase in corporate activities.
Property investigation	Decrease of $108,935	Decreased due to reduced investigation fees as the Company acquired the Lewis Gold Project.
Regulatory and shareholders service	Increase of $126,066	Increased Canadian filings fees due to substantial increase in market capitalization.
Share-based compensation	Increase of $223,146	Increased as more stock options granted during the current quarter.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	$	$	$	$
Interest income	89,556	83,169	55,632	48,172
Loss and comprehensive loss	(2,705,640)	(1,470,462)	(2,949,271)	(2,586,646)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	$	$	$	$
Interest income	56,444	16,484	14,639	10,538
Loss and comprehensive loss	(1,911,669)	(2,017,542)	(2,580,792)	(685,975)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.00)

Variances quarter over quarter can be explained as follows:

•	In the quarter ended December 31, 2016, the Company increased its consulting fees significantly to assist with developing marketing and financial strategies in North America and made a termination payment to one of the Company’s consultants.

•	In the quarters ended December 31, 2015, June 30, 2016, September 30, 2016, and June 30, 2017 stock options were granted to various directors, employees and consultants. These grants resulted in share-based compensation expenses of $1,620,501, $197,183, $1,127,338, and $420,329, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

•	In the quarters ended March 31, 2016, June 30, 2016, March 31, 2017, and June 30, 2017, the Company recorded a foreign exchange loss of $478,221, $209,572, $171,187, and $302,040, respectively, due to the depreciation of the U.S. dollar.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Exploration Expenditures

During the six months ended June 30, 2017, the Company incurred $41,518,872 (including acquisition costs of Lewis Gold Project of $35,745,391) in acquisition, and deferred exploration and development costs compared to $5,609,267 for the corresponding six months ended June 30, 2016. See “Railroad-Pinion Project” and “Lewis Gold Project” under “Overall Performance – Exploration Activities” and “Overall Performance – Corporate Activities” above for a description of the Company’s exploration activities at its Railroad-Pinion Project and the acquisition of the Lewis Gold Project during the first six months of 2017.

The following is a breakdown of the material components of the Company’s acquisition, and deferred exploration and development costs for the six months ended June 30, 2017 and 2016:

	Railroad-Pinion	Lewis Gold	Total

Six Months Ended June 30, 2017
Property acquisition and staking costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	367,785	—	367,785
Consulting	882,560	—	882,560
Data analysis	404,108	—	404,108
Drilling	1,745,524	—	1,745,524
Environmental and permitting	122,742	—	122,742
Geological	349,293	—	349,293
Lease payments	506,239	—	506,239
Metallurgy	480,516	—	480,516
Sampling and processing	190,471	—	190,471
Site development and reclamation	6,776	—	6,776
Supplies	461,060	131	461,191
Travel	2,532	—	2,532
	5,773,350	35,745,522	41,518,872

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

Railroad-Pinion
$
Six Months Ended June 30, 2016
Property acquisition and staking costs	6,177
Exploration expenses
Claim maintenance fees	268,479
Consulting	740,009
Data Analysis	158,254
Drilling	2,251,899
Geological	301,864
Lease payments	394,470
Metallurgy	283,551
Permits	8,221
Sampling and processing	118,757
Site development	387,246
Supplies	624,335
Vehicle	43,163
Travel	22,842

5,609,267

The total cumulative acquisition and deferred exploration costs of the Company to June 30, 2017 are summarized as follows:

	Railroad-Pinion	Lewis Gold	Total
	$	$	$
Property acquisition and staking costs	17,639,842	35,745,391	53,385,233

Exploration expenses
Assessment/claim fees	1,387,692	—	1,387,692
Consulting	8,595,802	—	8,595,802
Data analysis/geological	3,533,774	—	3,533,774
Drilling/site development	56,896,488	131	56,896,619
Environmental	138,847	—	138,847
Lease payments	5,843,473	—	5,843,473
Legal fees for property acquisition	10,412	—	10,412
Metallurgy	1,079,985	—	1,079,985
Sampling and processing	4,045,124	—	4,045,124
Travel	471,884	—	471,884
Vehicle	43,163	—	43,163
Cumulative deferred exploration costs at June 30, 2017	99,686,486	35,745,522	135,432,008

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All drill samples taken in connection with the Company's various exploration programs were recovered under the supervision of the Company's senior geologist and the chain of custody from the drill to sample preparation facility was continuously monitored. The following summarizes the procedures employed by Gold Standard personnel for surface sampling, the handling of core and reverse-circulation cuttings samples.

Surface Samples

All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored. A blank or certified reference material was inserted approximately every forty samples for soil and rock samples. The samples are delivered to either ALS’ or Bureau Veritas’ preparation facility in Elko, NV where the samples are crushed, screened and pulverized. Sample pulps are then shipped to ALS' certified laboratory in Reno, NV (or Vancouver, B.C.) or Bureau Veritas’ certified laboratory in Sparks, Nevada for geochemical analysis. Samples are crushed and pulverized and for gold assay, 30g aliquots are fire assayed and finished with a wet chemical procedure, normally AA – Atomic Absorption or by ICP-AES finish. All other elements are determined using a 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to ensure accurate and verifiable results.

Core Samples

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard’s Elko, Nevada office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.

•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.

•	Whole HQ-size core is cut in half (rock sawed), and whole PQ-size core is quarter cut, by contractors working at Gold Standard’s Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.

•	Samples for geochemical analysis are collected and comprise either one half of the HQ-size core or one quarter of the PQ-size core with the remaining core for each retained in their original core boxes.

•	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

All original geochemical analyses were completed by either ALS or Bureau Veritas, both internationally accredited independent analytical companies with ISO9001:2008 certification.

In the case of ALS, ALS picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis. At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

In the case of Bureau Veritas, Bureau Veritas picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At Bureau Veritas’ preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All Pinion samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Reverse-circulation drill samples

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Gold Standard geologists every 10 to 15 samples. The samples were picked up at the drill sites by either ALS or Bureau Veritas and delivered to its preparation lab in Elko, Nevada. Samples submitted to either ALS or Bureau Veritas utilized the exact same preparation and analytical procedures as described above for the core samples.

Samples submitted to ALS were logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples were shipped to Reno, Nevada or Vancouver, B.C. for geochemical analysis. Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion. At the Bureau Veritas preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All Pinion samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

Pulps from the significant intervals in DS15-10 were also delivered to ALS’ preparation facility in Reno, NV for verification assay of the original Bureau Veritas gold assays. ALS’ certified laboratory in Reno digested and analyzed the pulps for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. The results of the ALS gold fire assay confirmed the original Bureau Veritas gold assays.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

For the Dark Star comprehensive assay check (umpire) program, all original sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining core retained in the original core box. A pulp-blank or certified reference material was inserted approximately every tenth sample. The Dark Star core samples were originally delivered to Bureau Veritas’ preparation facility in Elko, NV. The samples were crushed, pulverized and sample pulps shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

For the check assay program, original pulps were delivered to the ALS certified lab in Sparks, NV, where the pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split (Au-AA23 method and the Au-GRA21 method for those samples that were over 10 g Au/t requiring a gravimetric finish). Following the ALS fire assays, the original sample pulps from mineralized zones in DS15-10, DS16-03B and DS16-08 were shipped to SGS certified lab in Burnaby, BC where the pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split (FAA313 method and the FAG303 method for those samples that were over 10 g Au/t requiring a gravimetric finish). See “Overall Performance – Exploration Activities – Dark Star Check Assay Program”.

Gold Standard’s disclosure of check assay data has been reviewed and approved by Phillip J. Allen, geochemical consultant to Gold Standard, and Gary Simmons, metallurgical consultant to Gold Standard, both Qualified Persons under the definition of NI 43-101. Mr. Simmons is a Qualified Professional Member of the Mining and Metallurgical Society of America with special expertise in Metallurgy, QP Member Number 101013.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to ensure that the results disclosed are accurate within scientific limitations and are not misleading. Going forward the Company will routinely conduct third-party check assays on 5 to 10 percent of its drill samples.

See “Sample Preparation, Analysis and Security”, “Data Verification” and “Analytical Data (Quality Assurance and Quality Control Program)” in Item 7 “MATERIAL MINERAL PROJECT - Railroad-Pinion Project, Elko County, Nevada” of the 2016 AIF for further details regarding the Company’s security, data verification and QA/QC procedures.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person” as defined by NI 43-101.

Further details regarding the Company’s Railroad-Pinion Project and the results of the Company’s recent exploration work thereon are contained in the 2016 AIF and other continuous disclosure documents of the Company filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. See “Other MD&A Requirements” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

Liquidity, Financial Position and Capital Resources

Save for the Pinion and Dark Star Deposits, the Company has no known mineral resources or reserves and is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project and accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at June 30, 2017 and December 31, 2016, the Company’s liquidity and capital resources were as follows:

	June 30, 2017	December 31, 2016
	$	$
Cash	41,389,037	53,611,061
Receivables	107,663	229,745
Prepaid expenses	470,321	302,730
Held for trading investments	504,578	-
Total current assets	42,471,599	54,143,536
Payables and accrued liabilities	1,914,896	1,502,694
Working capital	40,556,703	52,640,842

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at June 30, 2017, the Company had a cash position of $41,389,037 (December 31, 2016 - $53,611,061) derived from the net proceeds of the February and October 2016 private placements (see “Use of Proceeds from 2016 Private Placements” below) and the exercise of stock options and warrants. As at June 30, 2017, the Company had a working capital surplus of $40,556,703 (December 31, 2016 – $52,640,842).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash on hand to finance its exploration programs and operating costs over the next 12 to 18 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion and Lewis Gold Projects and maintain operations. There are no assurances that the Company will be successful in raising additional capital at that time on commercially reasonable terms or at all. See “Risks and Uncertainties” below.

Use of Proceeds from 2016 Private Placements

In February 2016, the Company completed a private placement with Goldcorp Inc. (TSX/NYSE: G) (“Goldcorp”) and a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX: OCG) (“OceanaGold”) pursuant to which the Company sold 29,931,931 common shares at $1.00 per share for net proceeds of $28,308,914, net of finders’ fees and expenses of $1,623,017. The net proceeds from the February 2016 private placement are being used to further advance the Company’s Railroad-Pinion Project including, but not limited to, funding the proposed 2017 exploration program and for general corporate and working capital purposes.

In October 2016, the Company completed a private placement with various parties, including Goldcorp, pursuant to which the Company sold 12,036,436 common shares at $3.17 per share for net proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393. The net proceeds from the October 2016 private placement are being used to acquire certain royalty interests over the Railroad-Pinion Project, purchase land claims in close proximity to, and continue exploration on, the Railroad-Pinion Project, and for general corporate and working capital purposes. See “Overall Performance - Exploration Activities” above. See also “Liquidity, Financial Position and Capital Resources” above.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

The Company also utilized a portion of the net proceeds from the 2016 private placements to fund the cash portion of the purchase price for Battle Mountain under the Arrangement and intends to use a portion of such proceeds to fund its initial exploration of the Lewis Gold Project. See “Overall Performance – Corporate Activities” above.

The following is a summary of the Company’s use of proceeds from the February 2016 and October 2016 private placements as at June 30, 2017:

$
Cash balance, December 31, 2015	10,121,153

Net Proceeds from February 2016 Financing	28,308,914

Net Proceeds from October 2016 Financing	36,349,109

Investment in Battle Mountain	(7,467,050)

Exploration and evaluation assets expenditures	(25,225,604)

General corporate activities	(12,199,849)

Proceeds from exercise of options and warrants	11,502,364

Cash balance, June 30, 2017	41,389,037

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of the MD&A, the Company has the following commitments:

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

b)	The Company has two separate consulting agreements with an officer and an officer and director of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two year payout totalling, on a collective basis, approximately $2,075,428 (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $3,113,142 in the event of termination following a change in control of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

c)	The Company has two separate employment agreements with certain key employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. The employment agreements provide for a two year payout totalling, on a collective basis, approximately US$1,256,505 (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

d)	The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreements require payment of $13,333 per month. The employment agreement provides for a two year payout totalling approximately $544,000 (including discretionary bonuses in the first year, of no less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

e)	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for the remainder of 2017 are approximately US$1,140,000 as at June 30, 2017. See Item 5 “General Development of the Business – Mineral Property” and Item 7 “Material Mineral Project – Railroad-Pinion Project, Elko County, Nevada” of the 2016 AIF and the Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

f)	The Company’s estimated exploration and evaluation assets obligations, work commitments, and tax levies for the remainder of 2017 for the Lewis Gold Project are approximately US$144,000 as at June 30, 2017.

There were no material changes during the interim period ended June 30, 2017 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations under the heading “Commitments” in the 2016 Annual MD&A, save and except as follows:

Contractual Obligations	Payments Due by Period
	Total	Remainder of 2017	2018 to 2019	2020 to 2021	After 2021
	$	$	$	$	$
Consulting Agreements [1,3]	2,740,500	304,500	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	2,998,631	333,181	1,332,725	1,332,725	Ongoing
Mining leases and agreements[5,6]	13,672,568	1,666,247	6,347,051	5,659,270	Ongoing

1	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.

2	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.

3	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years and reflects the resignation of Richard Silas as Corporate Secretary of the Company in June 2017. See “Overall Performance – Corporate Activities” above.

4	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years and includes the appointment of Glenn Kumoi as Vice President - General Counsel and Corporate Secretary of the Company in June, 2017. See “Overall Performance – Corporate Activities” above.

5	This amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on June 30, 2017 of US$1.00 = C$1.2977.

6	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project. See “Overall Performance”.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

Related Party Transactions

During the six months ended June 30, 2017, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

•	Incurred management fees (including discretionary bonus in the prior period) of $220,000 (June 30, 2016 - $306,900) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company.

•	Incurred administrative management fees (including discretionary bonus in the prior period) of $67,000 (June 30, 2016 - $124,113) to a company controlled by Richard Silas, a director and former Corporate Secretary of the Company. As at June 30, 2017, $1,858 (December 31, 2016 - $1,858) was included in accounts payable and accrued liabilities. See also “Overall Performance – Corporate Activities” for details of the termination payment made to Mr. Silas subsequent to June 30, 2017.

•	Incurred financial management fees (including discretionary bonus in the prior period) of $84,500 (June 30, 2016 - $138,613) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company.

•	Incurred administrative management fees (including signing bonus) of $41,667 (June 30, 2016 - $nil) to Glenn Kumoi, Vice President General Counsel and Corporate Secretary of the Company.

•	Incurred salary of $150,606 (June 30, 2016 - $141,160), of which $128,015 (June 30, 2016 - $119,986) were recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Vice-President, Exploration of the Company.

•	Incurred directors fees of $24,000 (June 30, 2016 - $18,000) to a company controlled by Robert McLeod, a director of the Company.

•	Incurred directors fees of $21,000 (June 30, 2016- $nil) to Bruce McLeod, a director of the Company. As at June 30, 2017, $nil (December 31, 2016 - $423) was included in accounts payable and accrued liabilities.

•	Incurred directors fees of $nil (June 30, 2016 - $18,000) to David Morrell Cole, a former director of the Company.

•	Incurred directors fees of $18,000 (June 30, 2016 - $18,000) to a company controlled by Jamie Strauss, a director of the Company. As at June 30, 2017, $891 (December 31, 2016 - $nil) was included in accounts payable and accrued liabilities.

•	On February 12, 2016, OceanaGold exercised its existing equity participation right in connection with the February 2016 private placement to increase its then equity ownership interest in the Company to 19.9% by purchasing 13,831,931 common shares at a price of $1.00 per share for a total of $13,831,931. OceanaGold’s participation in the February 2016 private placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of August 14, 2017, OceanaGold beneficially owns and/or exercises control or direction over a total of 36,802,652 common shares or approximately 15.81% of the issued and outstanding common shares of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

•	On October 28, 2016, Goldcorp exercised its existing equity participation right in connection with the October 2016 private placement to acquire an additional 12,036,436 common shares of the Company at a price of $3.17 per share for an aggregate purchase price of $15,000,003. Goldcorp’s participation in the October 2016 private placement constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by Goldcorp and available for review at www.sedi.ca, as of August 14, 2017, Goldcorp owns and/or exercises control or direction over a total of 22,903,362 Common Shares or approximately 9.84% of the issued and outstanding Common Shares of the Company.

Summary of key management personnel compensation:

	For the six months ended June 30,
	2017	2016
	$	$
Management fees	476,167	623,626
Exploration and evaluation assets expenditures	128,015	119,986
Wages and salaries	22,591	21,174
Share-based compensation	420,329	-
	1,047,102	764,786

In accordance with IAS 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

During the six months ended June 30, 2017, the Company completed the Arrangement with Battle Mountain to acquire all of the issued and outstanding shares of Battle Mountain (other than those already owned by the Company). In conjunction therewith, the Company had advanced to Battle Mountain a loan of $1.55 million (the “Loan”) to replace the amount paid by Battle Mountain to acquire the remaining 40% interest in the Lewis Gold Project. See “Overall Performance – Corporate Activities” above.

The Arrangement and the Loan each constituted a “related party transaction” (as defined in MI 61-101) for the Company and the Company relied on exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101 on the basis that the fair market values of the Arrangement and the Loan were each less than 25% of the Company’s then market capitalization.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Company’s Railroad-Pinion and Lewis Gold Projects are still in their exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. For the most part, the Company’s Railroad-Pinion and Lewis Gold Projects have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the United States Securities and Exchange Commission (the "SEC"), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company's ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2016 and expects to be a passive foreign investment company for the taxable year ending December 31, 2017. The Company will be providing QEF information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holding the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the 2016 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation on the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts, and valuation of investment in associated company.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Valuation on the acquisition of an associated company

The Company acquired a publicly traded associated company. Determination of asset versus business acquisition was performed and considered the stage of mineral properties among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of held for trading investment

To value the held for trading investment, management obtains financial information to estimate the fair value of the investments.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the six months ended June 30, 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•              Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•              Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, held for trading investment, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and held for trading investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2017, the Company had a net monetary asset position of approximately US$11,339,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $113,400.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 32 -

e)     Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

f)     Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial assets prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at August 14, 2017, the Company has 233,380,671 outstanding common shares, 8,822,640 outstanding stock options to purchase up to a total of 8,822,640 common shares, with a weighted average exercise price of $1.37 per share and expiring from September 4, 2017 to August 1, 2022, and no outstanding warrants.

Corporate Governance

The Company’s Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE-MKT to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 5 of whom are neither currently executive officers nor employees of the Company and 4 of whom are independent of management. The Company has also established five standing committees, being audit committee, compensation committee, health and safety committee, corporate governance and nomination committee, and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company's technical committee is comprised of 3 individuals including the Company’s Vice-President, Exploration and a representative of OceanaGold. The Company’s health and safety committee is comprised of 2 directors, one of which is independent of management, and the Company’s Manager of Projects.

Internal Control over Financial Reporting Procedures

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each a “Certification”). The Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”) as defined in NI 52-109.

The Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

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In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at June 30, 2017 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The Company has relied on the U.S. Jumpstart Our Business Startups (JOBS) Act, whereby the Company was not required to be fully Sarbanes-Oxley ("SOX") compliant. Effective fiscal 2018, the Company will be required to be fully compliant with SOX. The Company is currently in the process of ensuring that it will be fully compliant with SOX.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the Company’s AIF dated March 30, 2017 for the year ended December 31, 2016;
  the Company’s audited consolidated financial statements for the year ended December 31, 2016;
  the Company’s annual MD&A for the year ended December 31, 2016; and
  the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2017.

This MD&A has been approved by the Board effective August 14, 2017.

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